EX-99(6)(p)

BNY MELLON INVESTMENT ADVISER, INC.
240 Greenwich Street
New York, New York 10286

September 2, 2025
BNY Mellon Investment Funds I
- BNY Mellon Small Cap Value Fund

240 Greenwich Street
New York, New York 10286

Re: Fee Waiver Agreement

To Whom It May Concern:

Effective upon the consummation of the reorganization (the “Reorganization”) of BNY Mellon Opportunistic Small Cap Fund, a series of BNY Mellon Advantage Funds, Inc., into BNY Mellon Small Cap Value Fund (the “fund”), a series of BNY Mellon Investment Funds I (the “Trust”), BNY Mellon Investment Adviser, Inc. ("BNYM Investment Adviser"), intending to be legally bound, hereby confirms its agreement in respect of the fund, a series of the Trust, as follows:

For at least one year after the consummation of the Reorganization, BNYM Investment Adviser has contractually agreed to waive receipt of a portion of its management fee in the amount of 0.15% of the value of the fund’s average daily net assets. On or after one year after the consummation of the Reorganization, BNYM Investment Adviser may terminate this fee waiver agreement at any time.

This Agreement may only be amended by agreement of the Trust, on behalf of the fund, upon the approval of the Board of Trustees of the Trust and BNYM Investment Adviser to lower the net amounts shown and may only be terminated prior to one year after the consummation of the Reorganization, in the event of termination of the Management Agreement between BNYM Investment Adviser and the Trust on behalf of the fund.

BNY MELLON INVESTMENT ADVISER, INC.

By: /s/James Windels
James Windels
Director

Accepted and Agreed To:

BNY MELLON INVESTMENT FUNDS I,
On behalf of BNY Mellon Small Cap Value Fund

By: /s/Jeff Prusnofsky
Jeff Prusnofsky
Vice President and Assistant Secretary